SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 06/08 - 05/07/2008

Copel included in Level 1 of Corporate Governance on Bovespa

Companhia Paranaense de Energia - COPEL, in compliance with the provisions in CVM Rule 358/2002, informs that it has formalized today the listing of Copel's shares on Bovespa's Level 1 of Corporate Governance.

The commitment signed by Copel to comply with the Corporate Governance practices will provide greater visibility to our efforts of enhancing our investor relations, as well as to increase the appreciation potential of our assets.

Copel-a company that already adopts and practices values such as transparency, ethics, respect, socio-environmental responsibility, and safety-is more than ready to accept the duties of this inclusion.

In early 2007, Copel formalized its adhesion to the Code of Good Practices, created by the Brazilian Institute of Corporate Governance.

Copel has just completed its fourteenth year on the Capital Market. In April 1994, Copel went public and began trading its shares on the São Paulo Stock Exchange (BOVESPA).

In 1999, the Company was included on the IBovespa, the main performance indicator of the Brazilian stock exchange market, after which it was included in the IEEE (Electric Power Companies Index), the IBX-50, and, since its creation in 2005, the ISE (Bovespa's Corporate Sustainability Index).

Copel's shares have been traded on the New York Stock Exchange since 1997, a year in which the Company became the first company in the electric power industry to be listed on Wall Street. At the time, the operation of listing Copel's shares on that market raised US$575 million-at that time, this was the largest funding ever by a Latin American company.

In June 2002, Copel's shares became listed on Latibex-the Latin American extension of the Madrid Stock Exchange.

Altogether, these represent Copel's commitment to operating according to corporate sustainability principles, now and in the future, grounding its strategic planning on these same principles while not losing track of shareholders' and investors' interest in sound economic and financial results, generating the largest possible social benefit, and maximizing concern for the environment.

Curitiba, May 07, 2008

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 02, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.